UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Medigus Ltd., or the Company, hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Company’s special general meeting of the shareholders to be held on March 6, 2024, describing the proposal to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting.

(ii)	a Proxy Card whereby holders of American depository shares, evidenced by American depositary receipts, of the Company may vote at the meeting without attending in person.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-271984) and Form S-8 (File No. 333-274190, File No. 333-258624, File No. 333-206803, No. 333-221019 and No. 333-229429).

EXHIBIT INDEX

Exhibit	Description

99.1	Notice and Proxy Statement for the Special General Meeting of Shareholders of the Company to be held on March 6, 2024.

99.2	Proxy Card for the Special General Meeting of the Shareholders of the Company to be held on March 6, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: February 12, 2024	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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